Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2002

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore

(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford,
Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

Documents included as part of this report

 No.   Document

  Press Release dated November 7, 2002.

  Management's Discussion and Analysis for the quarter ended September 30, 2002.

  The Company's unaudited financial statements for the quarter ended September 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	7 November 2002

Press Release

The financial statements in this report are in conformity with US GAAP.

For convenience, Singapore dollar amounts have been translated into US dollar amounts at the exchange rate of S$1.7780 to US$1.00. [Conversion rate as at September 30, 2002 from the Federal Reserve Bank of New York]

Pacific Internet Reports Third Consecutive Quarter of Net Profits

Company Remains On Track to Achieve Full Year Profit Target

SINGAPORE (November 7, 2002) - Pacific Internet Limited (NASDAQ: PCNTF), today announced its third-quarter financial results for the period ended September 30, 2002. Pacific Internet is Asia's largest independent Internet service provider (ISP) by geographic reach - Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.

Highlights of Third Quarter 2002 Results

  Revenues grew to US$21.8 million, a 4.9% increase over the same quarter of 2001.
  Net income was US$0.3 million, or US$0.02 per share, compared with a net loss of US$1.1 million, or US$(0.08) per share in the third quarter of 2001.
  Net cash surplus was US$1.2 million.

Ko Kheng Hwa, Chairman of Pacific Internet Limited, said, "In the third quarter, Pacific Internet continued to grow its broadband market, driven largely by the growth of both consumer and corporate broadband customers in Singapore, Hong Kong and Australia. We also delivered a third consecutive quarter of net profits despite the challenging business environment and we are on track to meet our target of full-year profitability of US$1.5million. This will mean that Pacific Internet will return to full year profitability this year."

Third Quarter 2002 Financial Results

Table 1: Summary of quarterly financial results
Group (in US$ millions)	3Q 2002	2Q 2002	3Q 2001
Revenues	21.8	22.8	20.8
Total Operating Expenses	20.8	21.5	22.0
Operating Income (Loss)	1.0	1.3	(1.3)
Net Income (Loss)	0.3	0.7	(1.1)

Table 2: Summary of year-to-date financial results
Group (in US$ millions)	Nine months ended September 30,
	2002	2001
Revenues	65.8	57.9
Total Operating Expenses	62.6	64.4
Operating Income (Loss)	3.2	(6.5)
Net Income (Loss)	1.2	(7.6)

Revenue Growth

Revenues in this quarter were US$21.8 million, a 4.9% increase compared with the same quarter last year, mainly due to the strong broadband growth. Year-to-date, revenues grew 13.7% to US$65.8 million, up from US$57.9 million a year ago. Compared with the last quarter, there was a decrease of 4.4% mainly due to reduction of revenues from dial-up and leased lines. Broadband access revenue grew to US$6.2 million, which more than doubled over the same quarter last year. With the gradual migration of dial-up and leased line customers to broadband, access revenue from these segments continued to decline.

Growth in Net Income

Despite the challenging business environment, Pacific Internet continued its trend of profits, making this its third consecutive profitable quarter this year. This quarter, net income was US$0.3 million or US$0.02 per share. Compared with the same quarter last year, the improvement was US$1.4 million. Year-to-date, net income was US$1.2 million, compared with net loss of US$7.6 million last year.

Against the second quarter, net income reduced by US$0.4 million, partly due to an increase in unrealized foreign exchange losses of US$0.2 million with the strengthening of the Singapore dollars against other Asian currencies, with the other US$0.2 million from operations.

Growth in Cash

This quarter, cash generated from operations was US$2.5 million, with US$1.3 million utilized for capital expenditure and repayment of borrowings and capital leases, leaving a net cash surplus of US$1.2 million.

Year-to-date, total cash generated from operations was US$6.8 million. From this, US$4.0 million was utilized for capital expenditure and repayment of borrowings and capital leases, leaving a net cash surplus of US$2.8 million.

Subscriber Base

Table 3: Subscriber Statistics by Products
Country	Dial-up	Leased lines	Broadband	Hosting	Total
Singapore	173,700	600	20,300	500	195,100
Hong Kong	79,000	300	7,600	800	87,700
Philippines	65,100	100	100	-	65,300
Australia	37,300	100	3,000	8,300	48,700
India, Thailand, Malaysia	13,500	100	100	-	13,700
Total (as at Sep 2002)	368,600	1,200	31,100	9,600	410,500
Total (as at Jun 2002)	371,600	1,300	25,800	8,900	407,600
Total (as at Sep 2001)	365,300	1,500	13,100	6,000	385,900

All numbers rounded to the nearest 100.

Growth in Broadband Market

Broadband subscribers grew to 31,100 this quarter with revenue to-date at US$16.3 million or a 166% growth versus year ago. The quarter's broadband revenue was more than double that of a year ago, with growth coming primarily from Singapore, Hong Kong and Australia in both the consumer and corporate business segments.

In Singapore, a new 384kbps broadband access service for consumers was introduced to attract dial-up customers to switch to broadband service at a more affordable price. In Australia, Pacific Internet signed a deal with Telstra upgrading its business grade broadband infrastructure and enhancing its service capability. Most significant, is the extension of its coverage for business and home broadband DSL services, nation-wide, allowing Pacific Internet to service customers practically anywhere in Australia. In Hong Kong, a suite of broadband services including Voice over IP (VoIP), is offered to customers needing to communicate between their offices in Hong Kong and Southern China.

Growth in Corporate Sales

Corporate revenue grew 10.4% to US$13.0 million compared with same quarter a year ago. Revenue contribution from corporate business increased from 56.5% a year ago to 59.4% this quarter. This growth was mainly from the increase in corporate revenue from Singapore, Hong Kong and Australia.

Pacific Internet continues to harvest its existing corporate customer base to grow its regional corporate customer base and to up-sell value-added services to them. With the addition of Malaysia, Pacific Internet's regional coverage now across seven countries has further strengthened its competitive edge. This regional footprint, coupled with the extensive peering and international partnerships, makes Pacific Internet an attractive and reliable one-stop shop for multinational corporations, which require regional connectivity with local support.

President and CEO Tan Tong Hai commented, "Pacific Internet continues to be focused on broadband and regional corporate businesses as its key growth drivers. We will continue to drive volume through corporate broadband offerings targeted at small and medium-sized enterprises and enhance margins through regional connectivity and value-added services tailored for regional corporate clients."

Business Outlook

The following forward-looking statements reflect Pacific Internet's current expectations. Given the uncertainty and potential changes in economic, business, competitive, technological and regulatory factors, and the various other risk factors discussed in our 20F filing and in the Management's Discussion & Analysis in our 6K filing, actual results may differ materially. Please see further comments under "Caution Concerning Forward-looking Statements".

Based on the year-to-date results and the current market trends, Pacific Internet maintains its full year profitability target of US$1.5 million (or S$2.7 million).

Conference Call and WebCast

Management will host a conference call to discuss the quarter's results:
Singapore Time:	Thursday, Nov 7, 2002 @ 0700 hrs
US Eastern Time:	Wednesday, Nov 6, 2002 @ 1800 hrs
Dial in number:	Within Singapore: 800-120-3237 (toll free) Within US: 800-479-9001 (toll free) International: +1-719-457-2618
Confirmation Passcode:	543050

The call will also be web cast live via the Internet at the following website: http://www.pacific.net.sg/investor/ .

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at http://www.pacific.net.sg/investor/ .

About Pacific Internet Limited

Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In February 1999, we became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers. We have won a series of accolades and awards over the years which firmly positions Pacific Internet as an industry leader in Asia. The company has been voted "Best Asian ISP consecutively from 1999 to 2002 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong. Pacific Internet is committed to delivering services that our customers value and helping them to harness the power of the Internet for their communication needs. For more information, please visit us at http://www.pacific.net.sg.

Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar 212 896-1201 mpkny@aol.com

Caution Concerning Forward-Looking Statements

Included in this press release are various forward-looking statements within the meaning of the Private Securities Reform Act of 1995, some of which may be identified by the use of words such as "may", "might", "seeks", expects", anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking statements reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in operations that may affect the assumptions relating to deferred tax assets; (12) changes in assumptions affecting interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (13) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (14) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (15) the outcome of contingencies.

In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this press release. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and other adjustments) considered necessary for a fair presentation have been included. Operating results for the quarter ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. The Management's Discussion and Analysis should be read in conjunction with the financial statements appearing in this Form 6K. In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "PacNet".

Overview

PacNet is Asia's largest independent (not affiliated to telecommunication carriers) Internet service provider ("ISP") by geographic reach, providing reliable Internet access and value-added services to individuals and businesses across seven countries - Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced ISPs in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 400,000 paying subscribers and has won industrial accolades including "Best Asian ISP" by Telecom Asia from 1999-2002 and "Asia's Most Innovative Company in the ISP category" by Business Management Asia Magazine.

PacNet's primary service offerings are Internet access services through narrowband, broadband and leased lines, web-hosting and e-commerce services. Value-added services for individuals include services like email paging, webmail access and online gaming and for businesses include services like email outsourcing, managed security, VPN (virtual private network) and international roaming.

PacNet provides this broad range of products and services to individuals and businesses through a regional network of more than 30 points of presence (POP) in seven countries, access to local broadband infrastructure in five countries and regional links within the seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional footprint and network provides the Group stronger bargaining power for collective negotiation of international bandwidth, which forms the primary cost component in an ISP business and the ability to build up extensive peering relationships with international carriers.

PacNet's goal is to build upon our strong position in the Asia-Pacific Internet access market and leverage on our regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to other broadband infrastructures like cable broadband and powerline high speed access;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging on the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

The Group ended the 3rd quarter of 2002 with total revenues of S$38.8 million (US$21.8 million), up 4.9% from the same quarter last year and a marginal decline of 4.4% compared to last quarter. Year-on-year, the increase in revenues came mainly from broadband. Quarter-on-quarter, the slight reduction in revenues was from dial-up and leased lines revenues. Overall market sentiments in the region remained weak. Both individuals and businesses continued to be cautious in their expenditures. Downward price pressures remained the Group's primary challenge, especially in the broadband and leased line markets.

Despite this, PacNet closed the quarter with a profit of S$0.5 million (US$0.3 million), a significant improvement from the loss of S$1.9 million (US$1.1 million) a year ago. Compared to last quarter, net profit reduced S$0.7 million (US$0.4 million), mainly a result of an increase in unrealized foreign exchange losses with the strengthening of the Singapore dollars against other Asian currencies and lower revenues.

The following is a detailed discussion of this quarter's operating results.

Revenues

In this quarter, broadband continued to grow strongly in Asia Pacific while dial-up and the lower capacity lease line revenues continued to decline. One of the reasons for the reducing dial-up revenue is the continued migration of Internet-savvy home users to higher speed broadband services. Despite this trend, in some of the countries in which the Group operates, dial-up is still an important form of access to the Internet, especially where consumer broadband service is not widely available and / or affordable. For corporate users, the competitively priced corporate broadband services are attractive alternatives to the higher priced leased line service of comparative capacities.

Dial-up Access

Dial-up revenue accounted for 35.5% of total revenues this quarter, down from 46.1% one year ago. For the quarter, revenue was S$13.8 million (US$7.7 million), registering a year-on-year and quarter-on-quarter decline of 19.2% and 13.0%, respectively.

Apart from the migration of users from dial-up to broadband services, downward price pressures also contributed to the reduction in revenue. In Singapore, Hong Kong and Australia, broadband services are widely available and increasingly affordable, resulting in a shift of demand from dial-up to broadband. In the Philippines however, given its economic slow-down, more home users are favoring prepaid dial-up services, which are priced much lower than the traditional post-paid dial-up service.

The following is a summary of the Group's dial-up subscriber base by geography. The increase in the subscribers in the Philippines is largely from the prepaid service. The downward price pressure is evident as dial-up revenue actually declined year-on-year despite the increase in subscriber base.

Dial-up subscriber base by geography	Sept 2002	June 2002	Sept 2001
Singapore	173,700	185,700	203,400
Hong Kong	79,000	76,400	70,100
Australia	37,300	38,300	42,500
Philippines	65,100	60,900	30,400
Malaysia, India & Thailand	13,500	10,300	18,900
Total	368,600	371,600	365,300
All numbers rounded to the nearest 100

Going forward, the Group does not expect significant growth to come from this segment. However, the Group will continue to undertake initiatives to:-

  (i) sustain its current dial-up subscriber base in matured markets such as Singapore and Hong Kong using free or special priced value added services to enhance this service.

  (ii) grow the prepaid dial-up market in the Philippines.

Broadband Access

Broadband revenue rose to S$11.1 million (US$6.2 million) this quarter, doubling that the same quarter last year. Quarter on quarter, revenue grew 11.4%.

As at September 30, 2002, the Group had 31,100 broadband subscribers, a growth of 137.4% over the same quarter last year. Compared to last quarter, subscriber base increased 20.5%.

Broadband subscriber base by geography	Sept 2002	June 2002	Sept 2001
Singapore	20,300	17,000	8,600
Hong Kong	7,600	6,300	3,600
Australia	3,000	2,400	800
Philippines	100	-	-
Malaysia, India & Thailand	100	100	100
Total	31,100	25,800	13,100
All numbers rounded to the nearest 100

The strong growth in broadband revenue was principally driven by the increase in broadband subscribers in Singapore, Hong Kong and Australia. In Australia, broadband subscribers and revenues more than tripled year-on-year. Despite intense competition in the broadband market, PacNet Singapore and PacNet Hong Kong were able to increase its broadband business with year-on-year revenue growth of 138.9% and 46.7%, respectively.

The increase in broadband revenue from the growth in subscriber base was partially offset by a decrease in revenue as a result of a reduction in broadband average revenue per user ("ARPU"). Competition resulted in downward price pressures, which in turn fueled demand. In Singapore, consumer broadband ARPU per month declined 8.1% year-on-year, from S$62 (US$35) to S$57 (US$32). Corporate broadband ARPU in Singapore also dipped 6.2% year-on-year, from S$325 (US$183) to S$305 (US$172). PacNet Hong Kong, which operates in a much more aggressive broadband market, experienced a 33.0% decline in corporate broadband ARPU from S$1,168 (US$657) to S$783 (US$440).

In terms of revenue mix, broadband revenue contributed 28.5% of the Group's revenue for this quarter, a significant increase from its 14.2% contribution one year ago. With the increasing popularity of high bandwidth intensive multimedia applications and on-line entertainment and the increasing availability of broadband to home users, the Group expects demand for broadband services to continue its upward trend.

Leased Line Access

Leased line revenue for the quarter was S$6.0 million (US$3.4 million) a decrease of 24.0% when compared to the corresponding quarter last year. Quarter-on-quarter, leased lines revenue declined 10.2%.

The following table summarizes the leased line customers by geography:

Leased line subscriber base by geography	Sept 2002	June 2002	Sept 2001
Singapore	600	600	700
Hong Kong	300	400	400
Australia	100	100	200
Philippines	100	100	100
Malaysia, India & Thailand	100	100	100
Total	1,200	1,300	1,500
All numbers rounded to the nearest 100

The weak economic condition in the Asia Pacific has adversely affected the leased line market. Many corporations, especially small and medium sized enterprises, are either reducing the capacity of their existing leased lines or turning to more affordable corporate broadband alternatives. The latter is where the Group sees growth potential and will be the key focus area going forward.

Value Added Services ("VAS")

The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes, among others, global roaming, web-hosting, anti-virus solutions and data services. VAS revenue grew to S$3.1 million (US$1.7 million) this quarter, representing an increase of 40.9% year-on-year. The increase in VAS revenue is largely due to increase in global roaming revenue.

Commission revenue

Commission revenue relates to travel commission generated by the Group's travel arm - Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this quarter, Safe2Travel earned total commission revenue of S$2.2 million (US$1.2 million), representing 5.6% of its gross ticket sales of S$39.3 million (US$22.1 million). Although the commission revenues are recorded net, Safe2travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payables in the Group's balance sheet relative to its revenues and cost of sales. As of September 30, 2002, Safe2Travel's accounts receivable and accounts payables was S$15.0 million (US$8.4 million) and S$5.8 million (US$3.3 million), respectively.

Commission revenue registered a marginal increase of 5.4% when compared to the same quarter last year. Quarter-on-quarter, commission revenue dropped marginally by 4.0%.

Other revenues

Other revenues include interconnect revenue for dial-up traffic terminating into the Company's network, e-services revenue, online gaming revenue and system integration revenues.

In this quarter, other revenues were S$2.7 million (US$1.5 million), representing an increase of 6.3% year-on-year. The increase was largely due to PacNet Singapore's interconnect revenue, offset partially by a reduction in e-services revenue.

Operating Costs and Expenses

Cost of Sales

The Group's cost of sales consists mainly of telecommunication costs in international leased circuit, leased line service charges, monthly charges for use of telephone lines to the Group's modem pool, license fees and costs of broadband modems offered to new subscribers in sales promotions. Year- on-year, cost of sales increased 7.5%. This was partly due to revenue growth and partly a result of the shift in revenue mix from the higher yield dial-up and leased line business to the lower-yield broadband business The latter was also the reason for the quarter-on-quarter reduction in gross margin from 59.8% to 58.3%.

Staff Costs

Staff costs for the quarter remained at S$11.4 million (US$6.4 million) when compared to the same quarter last year. Quarter-on-quarter, staff costs dropped marginally by 2.6%. Staff costs as a percentage of gross revenue reduced from 31.0% the third quarter last year to 29.3% this quarter. Staff productivity has also improved as evidenced by the increase in the revenue per employee per quarter from S$34,000 (US$19,000) the third quarter last year to S$37,000 (US$21,000) this quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the quarter was S$1.6 million (US$0.9 million), representing a year-on-year increase of 7.8%. The increase, in line with revenue growth, was due to more aggressive customer acquisition and marketing programs. As a percentage of total revenue, sales and marketing expenses was maintained at approximately 4% of total revenue.

Other General and Administrative Expenses ("other G&A")

Other G&A consisted mainly of traveling expenses, office expenses and professional and consultancy fees. Other general and administrative expenses were S$4.6 million (US$2.6 million) this quarter, not materially different from the same quarter last year. Quarter-on-quarter, G&A expenses declines 3.3%, largely due to lower traveling and office expenses. Effective cost management has also ensured that the percentage of these expenses to revenue has decreased quarter-on-quarter.

Depreciation and Amortization

Depreciation and amortization was S$2.9 million (US$1.6 million), which registered a year-on-year decline of 48.6%. The decline was a result of the adoption of SFAS 142 "Accounting for Goodwill and Other Intangibles" with effect from January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets, which are not deemed to have an indefinite life, will continue to be amortized over their useful lives.

The Group has performed impairment tests as of January 1, 2002 and September 30, 2002 and believes that goodwill was not impaired. As such, there was no impairment charge this quarter. By adopting this new standard, the Group need not account for goodwill amortization, which amounted to S$2.0 million (US$1.1 million) for the same quarter last year.

Allowance for Doubtful Accounts Receivable

Allowance for doubtful accounts receivable was S$0.4 million (US$0.2 million) this quarter, representing a year-on-year and quarter-on-quarter decline of 60.2% and 50.1%, respectively. Allowance for doubtful debts as a percentage of total revenues was reduced from 2.7% in the third quarter last year to 1.0% this quarter. The decrease was largely due to improvement in credit management.

Other income (expenses)

For the quarter ended September 30, 2002, other expenses comprised largely of equity in losses of unconsolidated affiliates and net loss in foreign exchange.

Equity in losses of unconsolidated affiliates was mainly losses incurred by the Group's operations in Thailand and India. The Group's share of the losses in India and Thailand reduced to S$0.4 million (US$0.2 million) this quarter, a sharp decline of 52.2% over the same quarter last year.

Net loss in foreign exchange was mainly from translation of intercompany accounts between PacNet and its subsidiary companies in Australia and the Philippines into Singapore dollars at the end of the reporting period. These are largely unrealized and the quarter-on-quarter increase of S$0.4 million (US$0.2 million) in foreign exchange loss was a result of further strengthening of the Singapore dollars against the Australian dollar and the Philippines peso.

Net income (loss)

The Group's net income this quarter was S$0.5 million (US$0.3 million), bringing the 9 months net income to S$2.1 million (US$1.2 million).

Year-on-year, net income increased significantly by S$2.4 million (US$1.3 million). Revenue growth, better costs management and absence of goodwill amortization were the main contributors to this improvement.

Quarter-on-quarter, net income reduced by S$0.7 million (S$0.4 million), of which S$0.4 million (S$0.2 million) was due to the increase in unrealized foreign exchange loss explained earlier. The remaining S$0.3 million (US$0.2 million) was a result of the lower revenues this quarter and lower gross margin (Refer to explanation under "Cost of Sales").

Liquidity and Capital Resources

As of September 30, 2002, the Group held cash and cash equivalents of S$28.9 million (US$16.3 million). Total cash generated in the quarter was S$2.1 million (US$1.2 million). Year-to-date, the Group generated S$4.9 million (US$2.8 million) of cash surplus.

For the nine months ended September 30, 2002, operating activities generated cash of S$12.1 million (US$6.8 million) as a result of strong operating performance. Investing activities, which comprised mainly of acquisition of fixed assets acquisitions, used cash of S$4.0 million (US$2.2 million). Cash used in financing activities amounted to S$3.2 million (US$1.8 million). These were primarily repayment of loans, bank borrowings and capital leases.

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial statements.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue recognition in Financial Statements ("SAB 101"), as amended and other related guidance. SAB 101 requires four basic criteria must be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with telecom companies and the frequency of disputes.

Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represents capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Change in Accounting Standard on Amortization of Goodwill and Other Intangibles

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangibles". SFAS 141 requires the use of the purchase method for accounting for business combinations and prohibits the use of the pooling of interests method. SFAS 141 also refines the criteria for recognition of intangible assets apart from goodwill acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. Business combinations completed on or after July 1, 2001 must be accounted for using SFAS 141.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Companies are required to immediately adopt the amortization provisions of SFAS 142 as it relates to goodwill and intangible assets acquired on or after July 1, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. Hence, the Group adopted this new standard from January 1, 2002.

The Group has performed an initial transitional impairment test this quarter and believes that goodwill was not impaired. Hence, there was no impairment charge this quarter. As a result of this change in accounting treatment, the Group's net profit improved by S$2.0 million (US$1.1 million). In addition, intangible assets purchased prior to July 1, 2001, that do not meet the new recognition criteria under SFAS 141, which is workforce at will, was reclassified to goodwill from January 1, 2002.

Changes in Singapore Tax

In December 2001, the Singapore Government set up an Economic Review Committee ("ERC") to review various aspects of the country's development strategies. On May 3, 2002, the Singapore Minister for Finance, in his 2002 Budget Statement to the Parliament ("Budget"), adopted most of the key recommendations of the ERC Sub-committee, in particular:

  Reduction in corporate tax rate from 24.5% to 22% for income earned in 2002.
  Introduction of Group tax relief for income earned in 2002. Group tax relief recognizes companies within the same group as a single economic entity by allowing un-utilized losses and capital allowances from one company to offset the profits of a related company in the same group provided certain conditions are met.

The Company has taken into consideration the reduction in 2002's corporate tax rate in its profit and loss statement. However, as the details of the Group tax relief is yet to be finalized, the Company cannot reasonably ascertain and quantify its financial impact.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's 5 February 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in both of the Company's IPOs including the Company's secondary offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been consolidated before a single judge for case management purposes and that there has been a stay of discovery against the defendants in the consolidated action. The defendants in the action have jointly applied for a Motion to Dismiss the class action suit. Both the defendants and the plaintiffs have filed their respective briefs in the Motion to Dismiss and the same is being deliberated upon by the Court.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and intends to contest the lawsuit vigorously. However due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements within the meaning of the Private Securities Reform Act of 1995, some of which may be identified by the use of words such as "may," "might", "seeks," "expects," "anticipates," "estimates," "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (i) changes in political stability; and (14) the outcome of contingencies

In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Consolidated Balance Sheets as of September 30, 2002 With Comparative Amounts from December 31, 2001

	31-Dec-01	30-Sep-02	30-Sep-02
	S$'000	S$'000	US$'000

Cash and cash equivalents	24,001	28,931	16,272
Accounts receivable - net	33,782	36,136	20,324
Short term investment	-	250	141
Other receivables	13,325	10,372	5,833
Inventories	164	166	93

Total current assets	71,272	75,855	42,663

Investments	369	263	148
Fixed assets and website development costs- net	26,179	21,595	12,146
Goodwill and intangible assets - net	28,324	27,344	15,379
Other non-current assets	6,947	6,859	3,858

Total non-current assets	61,819	56,061	31,531

TOTAL ASSETS	133,091	131,916	74,194

Bank borrowings	3,920	3,814	2,145
Accounts payable	10,903	13,703	7,707
Other payables	48,184	42,968	24,166
Current portion of capital lease obligations	679	385	217

Total current liabilities	63,686	60,870	34,235

Capital lease obligations, less current portion	587	731	411
Other non-current and deferred liabilities	3,312	2,337	1,315

Total non-current liabilities	3,899	3,068	1,726

Minority interest	3,598	3,511	1,975

Shareholders' equity
Ordinary shares, S$2 par value	25,631	25,631	14,416
Additional paid-in capital and deferred compensation	91,965	92,291	51,907
Accumulated deficit and other comprehensive income	(55,688)	(53,455)	(30,065)

Total shareholders' equity	61,908	64,467	36,258

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	133,091	131,916	74,194

Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Nine months ended September 30,

	June 30, 2002	Sept 30, 2001	Sept 30, 2002	2001	2002
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	15,835	17,033	13,770	50,226	45,281
Broadband access	9,922	5,242	11,055	10,877	28,974
Leased line access	6,658	7,869	5,982	23,231	19,436
Value added services	3,126	2,167	3,053	6,165	8,459
Commission revenues	2,313	2,108	2,221	5,966	6,860
Other revenues	2,694	2,526	2,686	6,520	8,058

Total net revenues	40,548	36,945	38,767	102,985	117,068

Operating costs and expenses
Cost of sales	16,286	15,043	16,165	41,343	47,457
Staff costs	11,668	11,450	11,370	33,170	34,244
Sales & marketing	1,614	1,460	1,574	4,452	4,820
Other general & administrative	4,801	4,594	4,642	14,120	13,688
Depreciation & amortization	3,034	5,582	2,869	15,486	9,488
Write-down of fixed assets	-	-	-	3,332	-
Allowance for doubtful accounts receivable	794	995	396	2,629	1,673

Total operating expenses	38,197	39,124	37,016	114,532	111,370

Operating (loss) income	2,351	(2,179)	1,751	(11,547)	5,698

Other income (expenses)
Net interest expenses	(98)	(68)	(77)	(158)	(275)
Net (loss) gain on foreign currency	(44)	(616)	(488)	286	(451)
(Loss) gain on disposal of fixed assets	75	-	(52)	(95)	39
Gain on disposal of investment	-	-	-	24	-
Equity in loss of unconsolidated affiliates	(410)	(804)	(384)	(3,987)	(1,285)
Others	206	567	66	882	381

Total other expenses	(271)	(921)	(935)	(3,048)	(1,591)

(Loss) income before income taxes and minority interest	2,080	(3,100)	816	(14,595)	4,107
Provision for income taxes	(852)	768	(496)	67	(2,110)

	1,228	(2,332)	320	(14,528)	1,997

Minority interest in loss of consolidated subsidiaries	(43)	432	162	972	87

Net (loss) income	1,185	(1,900)	482	(13,556)	2,084

Adjusted EBITDA (1)	5,622	3,354	4,146	8,368	15,155

Net (loss) income per share - basic	$0.09	$(0.15)	$0.04	$(1.06)	$0.16

Net (loss) income per share - diluted (2)	$0.09	$(0.15)	$0.04	$(1.06)	$0.16

Weighted average number of shares outstanding - basic	12,815,066	12,815,066	12,815,066	12,815,066	12,815,066

Weighted average number of shares outstanding - diluted (2)	12,815,066	12,815,066	12,815,066	12,815,066	12,815,066

Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Nine months ended September 30,

	June 30, 2002	Sept 30, 2001	Sept 30, 2002	2001	2002
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	8,906	9,580	7,745	28,249	25,467
Broadband access	5,580	2,948	6,218	6,118	16,296
Leased line access	3,745	4,426	3,364	13,066	10,932
Value added services	1,758	1,219	1,717	3,467	4,758
Commission revenues	1,301	1,185	1,249	3,355	3,858
Other revenues	1,515	1,421	1,511	3,667	4,532

Total net revenues	22,805	20,779	21,804	57,922	65,843

Operating costs and expenses
Cost of sales	9,160	8,461	9,092	23,252	26,691
Staff costs	6,562	6,440	6,395	18,656	19,260
Sales & marketing	908	821	885	2,504	2,711
Other general & administrative	2,700	2,584	2,611	7,942	7,699
Depreciation & amortization	1,706	3,139	1,614	8,710	5,336
Write-down of fixed assets	-	-	-	1,874	-
Allowance for doubtful accounts receivable	447	560	223	1,479	941

Total operating expenses	21,483	22,005	20,820	64,417	62,638

Operating (loss) income	1,322	(1,226)	984	(6,495)	3,205

Other income (expenses)
Net interest expenses	(55)	(38)	(43)	(89)	(155)
Net (loss) gain on foreign currency	(25)	(347)	(274)	161	(253)
(Loss) gain on disposal of fixed assets	42	-	(29)	(53)	22
Gain on disposal of investment	-	-	-	13	-
Equity in loss of unconsolidated affiliates	(231)	(452)	(216)	(2,242)	(723)
Others	116	319	37	496	214

Total other expenses	(153)	(518)	(525)	(1,714)	(895)

(Loss) income before income taxes and minority interest	1,169	(1,744)	459	(8,209)	2,310
Provision for income taxes	(479)	432	(279)	38	(1,187)

	690	(1,312)	180	(8,171)	1,123

Minority interest in loss of consolidated subsidiaries	(24)	243	91	547	49

Net (loss) income	666	(1,069)	271	(7,624)	1,172

Adjusted EBITDA (1)	3,161	1,885	2,332	4,706	8,524

Net (loss) income per share - basic	$0.05	$(0.08)	$0.02	$(0.59)	$0.09

Net (loss) income per share - diluted (2)	$0.05	$(0.08)	$0.02	$(0.59)	$0.09

Weighted average number of shares outstanding - basic	12,815,066	12,815,066	12,815,066	12,815,066	12,815,066

Weighted average number of shares outstanding - diluted (2)	12,815,066	12,815,066	12,815,066	12,815,066	12,815,066

(1) Represents earnings before depreciation and amortization, interest income and expense, income tax expense, equity in loss of unconsolidated affiliates, impairment in value of investments, write-down of fixed assets, extraordinary items and minority interests.

Adjusted EBITDA is presented because the Company believes it is an acceptable financial indicator of the Company's ability to meet future debt service, capital expenditure and working capital requirements. Adjusted EBITDA is not determined in accordance with generally accepted accounting principles. It should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. In addition, the Company's adjusted EBITDA is not comparable to those of other companies, which may determine adjusted EBITDA differently.

(2) Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

(3) For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of September 30, 2002, which was S$1.7780 to US$1.00.

Consolidated Statement of Cash Flows for Nine Months Ended September 30, 2002 With Comparative Amounts from September 30, 2001

	Nine months ended September 30,
	2001 S$'000	2002 S$'000	2002 US$'000

OPERATING ACTIVITIES
Net (loss) income for the period	(13,556)	2,084	1,172
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	15,486	9,488	5,336
Gain (loss) on disposal of fixed assets	95	(39)	(22)
Write -down of fixed assets	3,332	-	-
Fixed assets written off	384	207	117
Loss on disposal of investment	(24)	-	-
Allowance for doubtful accounts receivable	2,629	1,673	941
Minority interest	(972)	(87)	(49)
Provision for income taxes	(719)	(619)	(348)
Amortization of deferred compensation	1,010	324	182
Equity in loss of unconsolidated affiliates	3,987	1,285	723
Changes in non-cash working capital items:
Accounts receivable	(578)	(4,027)	(2,265)
Prepaid expenses and other assets	612	519	292
Inventories	62	(2)	(1)
Accounts payable	(159)	2,800	1,575
Other payables / receivables	(7,406)	(1,485)	(835)

Cash provided by operating activities	4,183	12,121	6,818

INVESTING ACTIVITIES
Acquisition of fixed assets	(5,335)	(3,846)	(2,163)
Net proceeds from partial divestment in subsidiaries	5,157	-	-
Investment in unquoted shares	148	(10)	(6)
Purchase of short term investment	-	(250)	(141)
Release of pledged fixed deposits	3,232	-	-
Website Development costs	(117)	-	-
Purchase of intangible assets	(344)	(150)	(84)
Proceeds from sale of fixed assets	136	225	127

Cash provided by (used in) investing activities	2,877	(4,031)	(2,267)

FINANCING ACTIVITIES
Repayment of loans from affiliates	-	(2,150)	(1,209)
Loan to affiliates	(3,349)	(268)	(151)
Bank borrowings	1,904	(106)	(60)
Capital lease obligations	(372)	(636)	(358)

Cash used in financing activities	(1,817)	(3,160)	(1,778)

Increase in cash and cash equivalents	5,243	4,930	2,773

Cash and cash equivalents at beginning of period	18,305	24,001	13,499

Cash and cash equivalent at end of period	23,548	28,931	16,272